04003352

BD 3/5

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mirus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL RECEIVED PROCESSING FEB 26 2004 WASH. DC 181 SECTION

100 Franklin Street, Suite 600
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Goldberg **(617) 338-1333**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elliott Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SHERRY L. GOLDBERG
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 18, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Auditors report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRUS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2003 and 2002

CONTENTS

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder

MIRUS SECURITIES, INC.

We have audited the accompanying statement of financial condition of Mirus Securities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows from the year then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of Mirus Securities, Inc. as of December 31, 2002 were audited by other auditors, Schweitzer Karon & Bremer, LLC, whose partners became shareholders of Mayer Hoffman McCann P.C. as of January 1, 2004, and whose report dated February 17, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 10, 2004

MIRUS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

		2003		2002
ASSETS				
ASSETS:				
Cash and cash equivalents	$	51,392	$	32,968
Accounts receivable		7,787		9,008
TOTAL ASSETS	$	59,179	$	41,976
LIABILITIES				
LIABILITIES:				
Accounts payable and accrued expenses	$	5,500	$	9,407
TOTAL LIABILITIES		5,500		9,407
STOCKHOLDER'S EQUITY				
STOCKHOLDER'S EQUITY:				
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares, issues and outstanding 100 shares		100		100
Additional paid-in capital		21,146		21,146
Retained earnings		32,433		11,323
TOTAL STOCKHOLDER'S EQUITY		53,679		32,569
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	59,179	$	41,976

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES	$ 677,236	$ 524,831
OPERATING EXPENSES		
Consulting fees	634,875	478,219
Management fees	10,958	26,743
NASD fees	3,848	1,108
Bad debt expense	-	3,061
Other expenses	5,989	6,415
TOTAL OPERATING EXPENSES	655,670	515,546
INCOME BEFORE INCOME TAXES	21,566	9,285
INCOME TAXES	456	456
NET INCOME	$ 21,110	$ 8,829

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2001	100	$ 100	$ 21,146	$ 2,494	$ 23,740
Issuance of common stock					-
Net income			-	8,829	8,829
Balance, December 31, 2002	100	100	21,146	11,323	32,569
Issuance of common stock					-
Net income			-	21,110	21,110
Balance, December 31, 2003	100	$ 100	$ 21,146	$ 32,433	$ 53,679

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 21,110	$ 8,829
Decrease (increase) in operating assets:	-	
Receivables	1,221	(6,427)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(3,907)	574
NET INCREASE (DECREASE) IN CASH	18,424	2,976
CASH, BEGINNING OF YEAR	32,968	29,992
CASH, END OF YEAR	$ 51,392	$ 32,968

See Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Mirus Securities, Inc. (the Company) was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers. The Company cannot hold customer funds or securities and does not expect significant business activity for or with retail securities customers.

The Company works together with RCW Mirus, Inc. (Mirus) to provide investment-banking solutions to public middle corporations primarily in the technology and manufacturing industries. On December 26, 2003, the sole stockholder of the Company agreed to sell all of his ownership interest in the Company to Mirus, the affiliated company. The Company reimburses Mirus for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents:

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Client fees receivable:

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investments banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable are reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2002 and 2003, management analysis has indicated that all balances are collectible. Generally, no interest is charged on delinquent accounts.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition:

Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers and recognized as revenue on a monthly basis as the services are performed.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal and state income taxes:

The Company, with the consent of its stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their prorata shares of the Company's income, deductions, losses and credits. State minimum fees paid during 2003 amounted to $456.

Note 2. Related Party Transactions

During 2003 and 2002, the Company paid Mirus $621,000 and $478,000, respectively, for investment banking, consulting, and administrative services. Amounts to be paid to RCW Mirus for its service in investment banking are only payable on successful completion and payment of a transaction. At December 31, 2003, there were no amounts due to Mirus.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2003, the Company had net capital and net capital requirements of $45,893 and $5,500, respectively. The Company's net capital ratio was .12 to 1.

Note 4. *Customer Transactions*

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

Note 5. Stockholder's equity:

On December 26, 2003, the sole stockholder agreed to sell his ownership interest in the Company to Mirus, an affiliated company. The transfer of ownership to Mirus is contingent upon approval by various regulatory agencies. As of February 10, 2004, the transaction has not been finalized.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders

MIRUS SECURITIES, INC.

We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 10, 2004

MIRUS SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

Total stockholder's equity from the statement of financial condition	$ 53,679
Deductions:	
Non-allowable assets	(7,786)
Net capital before haircuts on securities positions	45,893
Haircuts on securities:	
Trading and investment securities	0
Net capital	$ 45,893
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 5,500
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 40,893
Ratio, aggregate indebtedness to net capital	0.12

See Report on Additional Information

MIRUS SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT
AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2003

AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

NET CAPITAL

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of the rule.

See Report on Additional Information

MHM | Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholder

MIRUS SECURITIES, INC.

In planning and performing our audit of the financial statements of Mirus Securities, Inc. for the year ended December 31, 2003, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mirus Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be determined within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 10, 2004